SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FA	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

Founded 1866

September 28, 2011

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 186 to the Registration Statement on Form N-1A of BlackRock Funds (the “Trust”) relating to BlackRock Global Long/Short Credit Fund

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 186 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Global Long/Short Credit Fund (the “Fund”), formerly known as BlackRock Absolute Return Global Bond Portfolio.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on September 29, 2011.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 21, 2011 and August 3, 2011 regarding the Trust’s Post-Effective Amendment No. 169 to its Registration Statement filed with the Commission on June 2, 2011 for

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

September 28, 2011 Page 2

the purpose of registering a new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus

Comment 1: In the “Fund Overview – Investment Objective” section, please consider removing the reference to the Fund being a series of BlackRock Funds.

Response: This disclosure is included consistently in multiple prospectuses for various series of the Trust. The Fund believes the disclosure is helpful to investors in understanding the Trust’s structure, and has elected to retain the disclosure.

Comment 2: Please include a definition of “complete market cycle” in the “Fund Overview” section.

Response: The following language, currently included in the “Details About the Fund - Primary Investment Strategies” section, will be added as the second sentence of the first paragraph under “Fund Overview- Principal Investment Strategies of the Fund”: “A complete market cycle for fixed income funds such as the Fund is typically three to five years.”

Comment 3: Please provide a completed Fee Table to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table was provided supplementally to the Staff on September 27, 2011.

Comment 4: The Staff continues to object to the first footnote that discusses the CDSC payable under certain circumstances upon the redemption of Investor A Shares.

Response: The Fund respectfully declines to delete footnote 1 to the Fee Table. The Trust refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of BlackRock Global SmallCap Fund, Inc. (File Nos. 033-63399 and 811-07171) by Willkie Farr & Gallagher LLP, which discusses the Fund’s rationale for not deleting footnote 1 to the Fee Table.

Comment 5: Will the “Other Expenses” line item in the Fee Table include dividends paid on short sales? If so, consider including a footnote to the table explaining this.

September 28, 2011 Page 3

Response: The Fund confirms that “Other Expenses” will include dividends paid on short sales; however, as the Fund currently intends to maintain its short positions through the use of swap agreements and other derivative instruments, it does not expect to have significant dividends on short sales and does not believe it needs additional disclosure regarding such dividends on short sales in the Fee Table at this time. It will consider adding a separate line item (or footnote) in the future if it believes it is appropriate at that time.

Comment 6: Will the line item for “interest expense” indicate the amount of interest paid on bank borrowings?

Response: The Fund has confirmed that that interest paid on bank borrowing will be included in “Interest Expense.”

Comment 7: Because the Fund uses the name “Bond” in its name, please modify the 80% test to refer to “bonds.”

Response: The name of the Fund has been changed to “BlackRock Global Long/Short Credit Fund.” The 80% test has been modified as follows (modified language is underlined): “Under normal circumstances, the Fund invests at least 80% of its total assets in credit-related instruments, including, but not limited to, U.S. Government and agency securities, foreign government and supranational debt securities, corporate bonds, including bonds of companies principally engaged in the aircraft or air transportation industries, mortgage-related securities and asset-backed securities, collateralized debt and loan obligations, including bonds collateralized by aircraft and/or aircraft equipment, emerging market debt securities, preferred securities, structured products, mezzanine securities, senior secured floating rate and fixed rate loans or debt, second lien or other subordinated or unsecured floating rate and fixed rate loans or debt, convertible debt securities, and derivatives with similar economic characteristics.”

Comment 8: Will the Fund concentrate in, or make significant investments in, the aircraft industry. If so, please add additional disclosure.

Response: The Fund does not concentrate in the aircraft industry. Currently, the Fund expects that approximately 10% of the Fund’s assets may be in aircraft-related investments. The disclosure currently includes a risk factor relating to “Air Transportation Industry Risks.” The Fund believes the existing disclosure is appropriate.

Comment 9: If the Fund enters into derivative transactions with counterparties, will there be a cap on exposure to a particular counterparty? No additional disclosure is required if exposure to any one counterparty is limited to 25% or less of total assets. If there is no such limit, consider providing a covenant to add disclosure relating to a counterparty if exposure to a particular counterparty reaches 25%.

September 28, 2011 Page 4

Response: The Fund has confirmed that it does not expect to have exposure to a particular counterparty of more than 25% at any time. At the Staff’s request, disclosure to this effect has been added to the Statement of Additional Information.

Comment 10: Please replace the derivatives risk factor with more specific risk disclosure that details the risks of investing in particular types of derivative transactions in which the Fund invests. In addition, please disclose in the primary strategies/risks disclosure only those types of derivative transactions that are in fact primary strategies/risks.

Response: The “Derivatives Risk” under “Fund Overview – Principal Risks of Investing in the Fund” has been revised to read as follows:

“The Fund’s use of derivatives may reduce the Fund’s returns and/or increase volatility. Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to value accurately. Derivatives may give rise to a form of leverage and may expose the Fund to greater risk and increase its costs. Recent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation is not yet known and may not be known for some time. New regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.

Risks Specific to Certain Derivatives Used by the Fund

Swaps — Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement.

Credit Default Swaps — Credit default swaps involve special risks in addition to those mentioned above because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty). The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an up front payment or a periodic stream of payments over the

September 28, 2011 Page 5

term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction.

Forward Foreign Currency Exchange Contracts — Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow the Fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

To the extent derivatives are utilized to implement the Fund’s investment strategies, the transactions may involve the risks described below. For example, to the extent the Fund gains short exposure to a security through a derivative instrument, the Fund will be subject to risks associated with short sales that are described below.”

Comment 11: Please add disclosure stating that shareholders will be given 60 days’ notice if the Fund changes its policy to invest 80% of total assets in certain securities. This disclosure may be included in either the summary section or the “Details About the Fund” section.

Response: The following has been added immediately after the first sentence of the fourth paragraph under “Details About the Fund – Primary Investment Strategies”:

“This is a non-fundamental policy of the Fund and may be changed with 60 days’ prior notice to shareholders.”

Comment 12: How will derivatives, particularly swaps, be valued for purposes of the Fund’s 80% test? Will the Fund use the notional amount for swaps (if yes, explain why this is consistent with the names rule).

Response: The 80% test for the Fund is as follows: “Under normal circumstances, the Fund invests at least 80% of its total assets in credit-related instruments, including, but not limited to, U.S. Government and agency securities, foreign government and supranational debt securities, corporate bonds, including bonds of companies principally engaged in the aircraft or air transportation industries, mortgage-related securities and asset-backed securities, collateralized debt and loan obligations, including bonds collateralized by aircraft and/or aircraft equipment, emerging market debt securities, preferred securities, structured products, mezzanine loans, senior secured floating rate and fixed rate loans or debt, second lien or other subordinated or

September 28, 2011 Page 6

unsecured floating rate and fixed rate loans or debt, convertible debt securities, and derivatives with similar economic characteristics.”

The utilization of derivatives such as swaps may lead to efficiencies that will benefit the Fund’s shareholders, as it may be more difficult or costly to invest directly in securities of certain countries. In addition, the utilization of swaps may avoid certain tax costs and issues associated with investments in passive foreign investment companies.

The Fund notes that the adopting release for Rule 35d-1 states that compliance with the 80% requirement may be achieved through the use of certain synthetic instruments, such as derivatives See Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001). Note 13 of such release states:

“The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

In a typical swap agreement, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on a particular predetermined investment. The gross returns exchanged between the parties are generally calculated with respect to “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested in a particular underlying asset. Through the use of derivatives, the Fund may obtain a return that is the economic equivalent to the return that would have been obtained from a direct investment of the notional amount of the instrument underlying the swap.

To the extent the Fund engages in swaps or other derivative transactions to acquire exposure for a potential investment that it could otherwise acquire directly, the Fund’s decision will reflect a determination that it is more efficient and cost effective to acquire the investment derivatively. The Fund will acquire equivalent investment exposure whether it invests through the use of derivative transactions or directly in the reference assets, and submits that the use of derivatives in this context is entirely consistent with the Fund’s investment policies and with the Fund’s name.

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For the reasons discussed above, the Fund believes that the notional amount of the swap reflects the Fund’s true exposure to the underlying instruments, and believes it is appropriate to include the notional amount of the swaps when calculating compliance with its 80% test.

Comment 13: Under “Fund Overview- Principal Investment Strategies of the Fund” there is a reference to “derivatives of these securities” at the end of the examples of what is included as a fixed-income security. Please change this reference to a reference to derivatives that have similar economic characteristics.

Response: The disclosure has been modified to state “and derivatives with similar economic characteristics.”

Comment 14: If the Fund will sell credit default swaps, please revise the disclosure to specifically reflect this, and assure the Staff that the Fund will monitor the asset segregation requirements when selling credit default swaps.

Response: The disclosure states that the Fund “may gain both long and short exposure by investing in, among other instruments…credit default swaps….” The Fund believes that the reference to long and short exposure is appropriate to indicate that the Fund may both buy and sell credit default swaps. The Fund also notes that additional disclosure regarding credit default swaps has been added under “Details About the Fund – Investment Risks – Main Risks of Investing in the Fund – Derivatives Risk” as follows (new language is underlined):

“Credit Default Swaps — Credit default swaps involve special risks in addition to those mentioned above because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty). The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an up front payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction.”

The Fund confirms that it is aware of its asset segregation requirements and notes that the Statement of Additional Information states that: “A Fund’s obligations under a swap agreement will be accrued daily (offset against any amounts owing to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by marking as segregated liquid,

September 28, 2011 Page 8

unencumbered assets, marked to market daily, to avoid any potential leveraging of the Fund’s portfolio.”

Comment 15: The Staff notes that the Fund can invest up to 20% of its total assets in equity instruments, and requests that disclosure be added regarding the market capitalization range of the issuers of such instruments, or, if this is not in fact a primary strategy, requests that we remove this as a primary investment strategy.

Response: The disclosure regarding the investment in equity instruments has been modified to state (new language is underlined):

“The Fund may invest up to 20% of its total assets in equity instruments, including common stock, depositary receipts, rights, warrants and other instruments whose price is linked to the value of common stock. The Fund may hold long or short positions in equity instruments, and may invest in equity instruments of issuers of any market capitalization.”

Comment 16: Under “Fund Overview- Principal Investment Strategies of the Fund,” delete the statement “For temporary defensive purposes the Fund may deviate substantially from the allocation described above.” This statement should only be included in the Item 9 disclosure (under “Details About the Fund”).

Response: The requested deletion has been made.

Comment 17: On page 5, there is a reference to the Fund engaging in short sales. Please include an estimate in the fee table of dividends paid on short sales.

Response: As noted in Comment 5 above, as the Fund currently intends to maintain its short positions through the use of swap agreements and other derivative instruments, it does not expect to have significant dividends on short sales and does not believe it needs additional disclosure regarding such dividends on short sales in the Fee Table at this time. It will consider adding a separate line item (or footnote) in the future if it believes it is appropriate at that time.

Comment 18: Please reverse the reference to prices rising and falling in the “Interest Rate Risk” disclosure.

Response: The Fund notes that as it both purchases and sells fixed-income securities, both the rise and fall of prices of such securities affect the Fund. The Fund does not believe the order is meaningful in this risk factor, and the Fund respectfully declines to revise the order.

Comment 19: Please include in the “Junk Bond Risk” that junk bonds are speculative.

September 28, 2011 Page 9

Response: The following modification has been made to the Junk Bond Risk disclosure (new language is underlined): “Although junk bonds generally pay higher rates of interest than investment grade bonds, junk bonds are speculative, high risk investments that may cause income and principal losses for the Fund.”

Comment 20: The Staff suggests that the paragraph on page 10 disclosing that as part of its normal operations, the Fund may hold high quality money market securities pending investments, or when it expects to need cash to pay redeeming shareholders be moved to “other strategies.”

Response: The Fund has made the suggested change.

Comment 21: The Staff requests that that the “Derivatives Risk” be set forth using sub-headings or bullets rather than as a single paragraph.

Response: Under “Details About the Fund – Main Risks of Investing in the Fund,” the “Derivatives Risk” has been modified as follows:

“Derivatives Risk— Derivatives are volatile and involve significant risks, including:

Volatility Risk — The Fund’s use of derivatives may reduce the Fund’s returns and/or increase volatility. Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the overall securities markets.

Counterparty Risk — Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.

Market and Liquidity Risk — Some derivatives are more sensitive to interest rate changes and market price fluctuations than other securities. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to value accurately. The Fund could also suffer losses related to its derivatives positions as a result of unanticipated market movements, which losses are potentially unlimited. Finally, BlackRock may not be able to predict correctly the direction of securities prices, interest rates and other economic factors, which could cause the Fund’s derivatives positions to lose value.

Hedging Risk — When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by

September 28, 2011 Page 10

gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying security, and there can be no assurance that the Fund’s hedging transactions will be effective.

Tax Risk — See “— Tax and Regulatory Risk” below.

Regulatory Risk— Recent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation is not yet known and may not be known for some time. New regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.

Risks Specific to Certain Derivatives Used by the Fund

Swaps — Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement.

Credit Default Swaps — Credit default swaps involve special risks in addition to those mentioned above because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty). The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an up front payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction.

Forward Foreign Currency Exchange Contracts — Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow the Fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

To the extent derivatives are utilized to implement the Fund’s investment strategies, these transactions may involve the risks described below. For example, to the extent the Fund

September 28, 2011 Page 11

gains short exposure to a security through a derivative instrument, the Fund will be subject to risks associated with short sales that are described below.”

Comment 22: The use of short sales is disclosed as a primary strategy and risk. Will this result in leverage? If so, please add leverage risk disclosure.

Response: The Short Sales Risk factors set forth in the “Fund Overview” section and the “Details About the Fund” section have been modified as follows (new language is in underlined):

“Short Sales Risk — Because making short sales in securities that it does not own exposes the Fund to the risks associated with those securities, such short sales involve speculative exposure risk. The Fund may incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the security sold short. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment.”

“Short Sales Risk — Because making short sales in securities that it does not own exposes the Fund to the risks associated with those securities, such short sales involve speculative exposure risk. The Fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the security sold short. The Fund will realize a gain if the security declines in price between those dates. As a result, if the Fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that the Fund will be able to close out a short sale position at any particular time or at an acceptable price. Although the Fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. The Fund may also pay transaction costs and borrowing fees in connection with short sales.”

The Fund notes that there is also separate “Leverage Risk” disclosure.

Comment 23: Under “Conflicts of Interest” there is a reference to the Fund participating in a securities lending program. Please confirm whether such program is pursuant to an exemptive order.

Response: Yes. The lending program is pursuant to an exemptive order granted to Apex Municipal Fund, Inc., et al. (Release Nos. 25062 (July 12, 2001) (notice) and 25100 (August 3, 2001) (order)). BlackRock relies on such exemptive order pursuant to a no-action letter dated September 26, 2006.

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Comment 24: Please revise the “Valuation of Fund Investments” section to tailor it to the Fund in connection with the circumstances under which securities may be fair valued.

Response: The Fund believes the current disclosure is appropriate and reflects the fair valuation policies of the Fund. The Fund notes that the disclosure discusses foreign securities.

Comment 25: Please explain why the benchmark selected for the Fund is an appropriate broad-based index.

Response: The Fund believes the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate broad-based index for use as the Fund’s benchmark in light of the Fund’s investment objective, which is to seek absolute total returns over a complete market cycle.

Statement of Additional Information

Comment 26: Please revise Investment Restriction 2 to reference “total assets” rather than “assets.” Note that the reference to “net assets” in instruction 4 to Item 9 of Form N-1A is in error and should reference “total assets.”

Response: Without necessarily agreeing with the Staff, the Fund has made the requested change. The investment restriction now states that the Fund may not “Invest more than 25% of its total assets, taken at market value, in the securities of issuers in any particular industry (excluding the U.S. government and its agencies and instrumentalities).”

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-7316 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Carol J. Whitesides

Carol J. Whitesides

cc:	Ben Archibald Aaron Wasserman John A. MacKinnon